UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 3, 2011

Commission File Number	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone Number	IRS Employer Identification Number
1-9894	ALLIANT ENERGY CORPORATION (a Wisconsin corporation) 4902 N. Biltmore Lane Madison, Wisconsin 53718 Telephone (608)458-3311	39-1380265
0-4117-1	INTERSTATE POWER AND LIGHT COMPANY (an Iowa corporation) Alliant Energy Tower Cedar Rapids, Iowa 52401 Telephone (319)786-4411	42-0331370
0-337	WISCONSIN POWER AND LIGHT COMPANY (a Wisconsin corporation) 4902 N. Biltmore Lane Madison, Wisconsin 53718 Telephone (608)458-3311	39-0714890

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On November 3, 2011, Alliant Energy Corporation ("Alliant Energy") issued a press release announcing its earnings for the third quarter ended September 30, 2011. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release income from continuing operations and earnings per share from continuing operations for the three months ended September 30, 2011 excluding charges for emission allowance contracts. Alliant Energy included in the press release income from continuing operations and earnings per share from continuing operations for the three months ended September 30, 2010 excluding income from the completion of federal income tax audits. Alliant Energy included in the press release income from continuing operations and earnings per share from continuing operations for the nine months ended September 30, 2011 excluding tax benefits from Wisconsin tax legislation, net regulatory-related charges and credits from IPL electric rate case decisions, a charge related to Alliant Energy's Cash Balance Pension Plan, regulatory asset impairments, the impairment of a wind site in Wisconsin, and charges for emission allowance contracts. Alliant Energy included in the press release income from continuing operations and earnings per share from continuing operations for the nine months ended September 30, 2010 excluding income from the completion of federal income tax audits, charges for health care legislation impacts, a depreciation adjustment at WPL, restructuring and impairment charges, and a charge related to Alliant Energy's Cash Balance Pension Plan. Alliant Energy believes these non-GAAP financial measures (financial measures not prepared in accordance with accounting principles generally accepted in the United States of America) are useful to investors because they provide an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of items that management believes are not normally associated with ongoing operations, and also provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses income from continuing operations, as adjusted, to determine incentive compensation.

In addition, Alliant Energy included in the press release Interstate Power and Light Company, Wisconsin Power and Light Company, utility, and non-regulated and parent earnings per share from continuing operations for the three and nine months ended September 30, 2011 and 2010. Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Item 9.01   **Financial Statements and Exhibits.**

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   Not applicable.

      (d)   Exhibits.   The following exhibits are being furnished herewith:

            (99.1)   Alliant Energy Corporation press release dated November 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: November 3, 2011

By: /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

INTERSTATE POWER AND LIGHT COMPANY

Date: November 3, 2011

By: /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

WISCONSIN POWER AND LIGHT COMPANY

Date: November 3, 2011

By: /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

ALLIANT ENERGY CORPORATION
INTERSTATE POWER AND LIGHT COMPANY
WISCONSIN POWER AND LIGHT COMPANY

Exhibit Index to Current Report on Form 8-K
Dated November 3, 2011

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated November 3, 2011.

3

Exhibit 99.1

Alliant Energy
4902 North Biltmore Lane, Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE	Media Contact:	Scott Reigstad (608) 458-3145
	Investor Relations:	Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES THIRD QUARTER 2011 RESULTS AND 2012 EARNINGS GUIDANCE
Adjusts 2011 earnings guidance, and provides forecasted capital expenditures for 2011-2015

MADISON, Wis. – November 3, 2011 – Alliant Energy Corporation (NYSE: LNT) today announced third quarter U.S. generally accepted accounting principles (GAAP) and non-GAAP consolidated earnings from continuing operations as follows:

Earnings Per Share (EPS):	**Third Quarter**		**Year to Date**	
Adjusted (non-GAAP) EPS from Continuing Operations:	**2011**	2010	**2011**	2010
Utilities	**$1.37**	$1.27	**$2.34**	$2.14
Non-regulated and Parent	**(0.25)**	0.04	**(0.09)**	0.06
	$1.12	$1.31	**$2.25**	$2.20
GAAP EPS from Continuing Operations:				
Utilities	**$1.35**	$1.32	**$2.14**	$2.12
Non-regulated and Parent	**(0.25)**	0.05	**0.08**	0.07
	$1.10	$1.37	**$2.22**	$2.19

"The utilities produced solid results both for the quarter and year-to-date. With the one quarter remaining in 2011, we have narrowed our annual earnings guidance for our utilities," said Bill Harvey, Alliant Energy Chairman and CEO. "The negative performance of the parent and non-regulated is part timing and part substance. The timing component relates to tax expenses associated with IPL's Tax Benefit Rider which will even out by year's end. However, the disappointing underperformance at RMT, driven largely by subcontractor performance failure on solar projects in New Jersey, is substance. While this will be contained to 2011, it represents a real hit to earnings for this year. We have reduced our non-regulated guidance for the year to reflect this circumstance."

Utilities:
Alliant Energy's 2011 third quarter GAAP EPS from utility operations were $1.35 per share, which was $0.03 per share higher than the third quarter of 2010. Alliant Energy's 2011 third quarter non-GAAP EPS from utility operations were $1.37, which was $0.10 per share higher than the third quarter of 2010. Earnings for Alliant Energy's utility operations, when compared to the third quarter of 2010, were positively impacted by higher income due to accounting for Interstate Power and Light Company's (IPL's) Tax Benefit Rider which gives rise to considerable quarter-over-quarter variation in utility EPS, but is not expected to have a material impact on 2011 total year earnings, implementation of new Wisconsin Power and Light Company (WPL) retail base rates, positive weather impacts, and lower capacity payments for the Kewaunee Nuclear Power Plant (Kewaunee). These positive EPS drivers were partially offset by higher depreciation and operating expenses for the Bent Tree wind project, lower WPL retail fuel cost recoveries, and lower electric weather-normalized sales resulting from lower use per residential customer.

Non-regulated and Parent:
Alliant Energy's 2011 third quarter GAAP EPS from non-regulated and parent operations were ($0.25) per share, which was $0.30 per share lower than the third quarter of 2010. Earnings for Alliant Energy's non-regulated and parent operations, when compared to the third quarter of 2010, were negatively impacted by timing of tax expense at the parent due to IPL's tax benefit rider of ($0.10) per share and losses at RMT Inc. (RMT) due to solar subcontractor performance of ($0.13) per share. The Tax Benefit Rider is not expected to have a material impact on 2011 total year earnings at the parent.

GAAP EPS were adjusted to exclude $0.02 per share of charges recognized in the third quarter of 2011 for emission allowance contracts impacted by the Cross-State Air Pollution Rule and $0.06 per share of income recognized in the third quarter of 2010 from the completion of Federal income tax audits. These non-GAAP adjustments, which relate to material charges or credits that are not normally associated with ongoing operations, are provided as a supplement to results reported in accordance with GAAP. Adjusted, or non-GAAP, operating earnings for the third quarter of 2011 and 2010 do not include the following items (after tax) that were included in reported GAAP earnings:

	Q3 non-GAAP Income (Loss) Adjustments (in millions)		Q3 non-GAAP EPS Adjustments	
	2011	2010	2011	2010
Charges for emission allowance contracts	($2.1)	$--	($0.02)	$--
Completion of Federal income tax audits	--	6.5	--	0.06
	($2.1)	$6.5	($0.02)	$0.06

Details regarding third quarter GAAP EPS from continuing operations and variances for Alliant Energy's operations are as follows:

	Q3 GAAP EPS	
	2011	2010
Utilities	$1.35	$1.32
Non-regulated and Parent	(0.25)	0.05
Income from continuing operations	$1.10	$1.37

	2011	2010	Variance
Utility operations:			
Tax Benefit Rider impact at IPL (timing between quarters in 2011)	$0.12	$--	$0.12
WPL non-fuel retail electric rate increase effective Jan. 1, 2011	0.06	--	0.06
Positive weather impact on electric sales	0.16	0.11	0.05
Completion of Federal income tax audits in Q3 2010	--	0.05	(0.05)
Depreciation and operating expenses from WPL's Bent Tree wind project	(0.03)	--	(0.03)
Capacity charges at WPL for Kewaunee purchased power agreement	(0.07)	(0.10)	0.03
WPL retail fuel cost recoveries	(0.02)	0.01	(0.03)
Higher electric transmission service expense, net of recoveries			(0.03)
Lower weather-normalized electric sales			(0.03)
Allowance for funds used during construction (AFUDC) on Bent Tree wind project in Q3 2010	--	0.02	(0.02)
Charges for emission allowance contracts in Q3 2011	(0.02)	--	(0.02)
Other			(0.02)
Total utility operations			**$0.03**
Non-regulated and Parent operations:			
RMT, Inc.	($0.13)	($0.01)	($0.12)
Tax Benefit Rider impact at Parent (timing between quarters in 2011)	(0.10)	--	(0.10)
Other effective tax rate adjustments at Parent (timing between quarters)	(0.05)	(0.01)	(0.04)
Completion of Federal income tax audits in Q3 2010	--	0.01	(0.01)
Other			(0.03)
Total non-regulated and parent operations			**($0.30)**

The following comments further explain selected drivers of earnings performance during the third quarter of 2011 versus 2010:

Tax Benefit Rider impacts at IPL and Parent: In February 2011, IPL received a rate order from the Iowa Utilities Board authorizing a final annual retail electric rate increase of $114 million from its 2009 test year rate case. This order also authorized IPL to implement its proposed Tax Benefit Rider, which utilizes income tax benefits from certain tax initiatives to provide retail electric customers in Iowa credits on their electric bills. These credits on customers' electric bills are expected to reduce IPL's electric revenues by approximately $60 million during calendar year 2011 with an equivalent reduction in IPL's 2011 income tax expense from the benefits of the tax initiatives, resulting in no expected impact on 2011 total year earnings. While the Tax Benefit Rider is not expected to impact 2011 total year earnings, it does result in considerable quarter-over-quarter variation in EPS at IPL as well as the

Parent. The credit on customer bills is based on kilowatt hour usage, which is fairly consistent throughout the year. However, the offsetting tax benefits are recorded as a percentage of expected earnings for IPL and for Alliant Energy each quarter, which fluctuates significantly causing the considerable quarter-over-quarter variation. The following table shows the estimated quarterly impacts of the Tax Benefit Rider on EPS at IPL and the Parent:

	Q1	Q2	Q3	Q4	2011
IPL	$0.02	($0.09)	$0.12	($0.05)	$--
Parent	0.02	0.04	(0.10)	0.04	--
	$0.04	($0.05)	$0.02	($0.01)	$--

WPL non-fuel retail electric rate increase: On January 1, 2011, WPL implemented new retail electric rates as a result of its rate case filed in April 2010. The $8 million annualized rate increase includes a $38 million increase in the non-fuel component of rates largely related to return on the investment and recovery of expenses for the Bent Tree wind project, partially offset by a $30 million decrease in the fuel component of rates.

RMT: The losses incurred by RMT in the third quarter of 2011 are largely due to issues with one of its solar subcontractors. Schedule delays, abandonment of work by the original subcontractor, and the need to hire another subcontractor to complete the project work in a timely manner has resulted in significant additional costs for RMT in the third quarter of 2011. RMT has filed a lawsuit against the subcontractor; however Alliant Energy is currently unable to predict the outcome of this lawsuit and thus, RMT has not recognized any potential benefits from the recovery of damages.

2011 Earnings Guidance

Alliant Energy is adjusting its 2011 earnings guidance.

	Revised	Previous
Utility	$2.70 – $2.80	$2.65 – $2.80
Non-regulated and Parent	0.03 – 0.07	0.10 – 0.20
Alliant Energy	**$2.73 – $2.87**	**$2.75 – $3.00**

The 2011 earnings guidance excludes the following non-GAAP income (loss) adjustments:

	Non-GAAP Income (Loss) Adjustments	
	(in millions)	(EPS)
Q1 Impairment of wind site in Wisconsin	($3.1)	($0.03)
Q2 Tax benefits from Wisconsin tax legislation	18.9	0.17
Q2 Net regulatory-related charges and credits from IPL Minnesota electric rate case decision	(6.6)	(0.06)
Q2 Cash balance pension plan charges	(5.3)	(0.05)
Q2 Regulatory asset impairments	(4.0)	(0.04)
Q3 Charges for emission allowance contracts	(2.1)	(0.02)
	($2.2)	($0.03)

The 2011 earnings guidance does not include the impacts of any non-cash valuation adjustments, regulatory-related charges or credits, reorganization or restructuring charges, changes in laws or regulations, adjustments made to deferred tax asset valuation allowances, pending lawsuits and disputes, federal and state income tax audits and other Internal Revenue Service proceedings or changes in accounting principles that may impact the reported results of Alliant Energy.

Drivers for Alliant Energy's 2011 earnings guidance include, but are not limited to:
• Stable economy and resulting implications on utility sales
• Normal weather and operating conditions in its utility service territories
• Ability of IPL and WPL to earn their authorized rate of return
• Continuing cost controls and operational efficiencies
• Execution of IPL's, WPL's and AER's capital expenditure plans
• RMT project execution

2012 Earnings Guidance

Alliant Energy is issuing the following earnings guidance for 2012:

Utility	$2.65 – $2.85
Non-regulated and Parent	0.15 – 0.25
Alliant Energy	**$2.80 – $3.10**

"In 2012, we expect to see the earnings benefit of our reduced operation and tax expenses and increased AFUDC resulting from utility asset investment, while at the same time we anticipate the Tax Benefit Rider in Iowa will allow for continued offsets to customer bills," said Harvey. "We also expect improved earnings from our non-regulated businesses in 2012 when compared to 2011."

The 2012 earnings guidance does not include the impacts of any non-cash valuation adjustments, regulatory-related charges or credits, reorganization or restructuring charges, changes in laws or regulations, adjustments made to deferred tax asset valuation allowances, pending lawsuits and disputes, federal and state income tax audits and other Internal Revenue Service proceedings or changes in accounting principles that may impact the reported results of Alliant Energy.

Drivers for Alliant Energy's 2012 earnings guidance include, but are not limited to:
- Stable economy and resulting implications on utility sales
- Normal weather and operating conditions in its utility service territories
- Ability of IPL and WPL to earn their authorized rate of return
- Ability of WPL to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- Continuing cost controls and operational efficiencies
- Execution of IPL's, WPL's and AER's capital expenditure plans
- RMT project execution
- Consolidated effective tax rate of 17%

Projected Capital Expenditures

Alliant Energy currently anticipates capital expenditures for 2011 through 2015 as follows (in millions):

	2011	2012	2013	2014	2015
Utility business (a):					
WPL coal – 25% of Edgewater Unit 5	$40	$--	$--	$--	$--
WPL wind - Bent Tree – Phase I	30	--	--	--	--
WPL gas – Riverside/other	--	375	--	--	--
IPL gas – New facility	--	--	--	335	275
Total Generation – new facilities	70	375	--	335	275
Environmental	85	275	360	145	110
Generation - performance improvements	10	25	55	80	50
Other utility capital expenditures	405	375	395	420	435
Total utility business	570	1,050	810	980	870
Corporate Services (b)	30	60	10	40	40
Resources wind – Franklin County (b)	80	70	5	--	--
Non-regulated businesses	10	10	10	10	10
	$690	$1,190	$835	$1,030	$920

(a) Cost estimates represent IPL's and WPL's estimated portion of total escalated construction and acquisition expenditures and exclude AFUDC, if applicable.
(b) Cost estimates represent total escalated construction expenditures and exclude capitalized interest.

Earnings Conference Call

A conference call to review the third quarter of 2011 results is scheduled for Thursday, November 3rd at 9:00 a.m. central daylight time. Alliant Energy Chairman and Chief Executive Officer Bill Harvey and Vice President and Chief Financial Officer Tom Hanson will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and the conference call, Alliant Energy posted supplemental materials on its website. A replay of the call will be available through November 10, 2011, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC, the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 412,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect," "anticipate," "plan," or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Actual results could be materially affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy, tax, financial and health care legislation, and of regulatory agency orders;

- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, transmission costs, deferred expenditures, capital expenditures, and remaining costs related to generating units that may be permanently closed, earning their authorized rates of return, and the payments to their parent of expected levels of dividends;

- the ability to continue cost controls and operational efficiencies;

- the impact of IPL's retail electric base rate freeze in Iowa through 2013;

- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins and ability to collect unpaid bills;

- developments that adversely impact Alliant Energy's, IPL's and WPL's ability to implement their strategic plans, including unanticipated issues with Alliant Energy Resources, LLC's (Resources') construction of and selling price of the electricity output from its new 100 megawatt (MW) wind generating project, new emission control equipment for various coal-fired generating facilities of IPL and WPL, WPL's potential purchase of the Riverside Energy Center or a similar facility, IPL's potential construction of a new natural gas-fired electric generating facility in Iowa, and the potential decommissioning of certain generating facilities of IPL and WPL;

- weather effects on results of utility operations;

- successful resolution of the pending challenge by interveners of the approval by the Public Service Commission of Wisconsin of WPL's Bent Tree - Phase I wind project;

- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;

- the impact that fuel and fuel-related prices may have on IPL's and WPL's customers' demand for utility services;

- the ability to defend against environmental claims brought by state and federal agencies, such as the U.S. Environmental Protection Agency, or third parties, such as the Sierra Club;

- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations;

- the ability to recover through rates all environmental compliance and remediation costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;

- impacts of future tax benefits from deductions for repairs expenditures and mixed service costs and temporary differences from historical tax benefits from such deductions that are reversing into income tax expense in future periods;

- sales and project execution for RMT, Inc. (RMT), the ability of RMT to maintain project margins, the successful resolution of claims against RMT, the level of growth in the wind and solar development market, and the impact of the American Recovery and Reinvestment Act of 2009, the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, and future legislation on the wind and solar markets;

- continued access to the capital markets on competitive terms and rates, and the actions of credit rating agencies;

- inflation and interest rates;

- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of weather hedges on earnings;

- changes to the creditworthiness of counterparties with which Alliant Energy, IPL and WPL have contractual arrangements, including participants in the energy markets and fuel suppliers and transporters;

- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments and cost allocation changes from RTOs and recovery of costs incurred;

- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;

- Alliant Energy's ability to successfully pursue appropriate appeals with respect to, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;

- current or future litigation, regulatory investigations, proceedings or inquiries;

- Alliant Energy's ability to sustain its dividend payout ratio goal;

- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;

- impacts that storms or natural disasters in IPL's and WPL's service territories may have on their operations and recovery of, and rate relief for, costs associated with restoration activities;

- access to technological developments;

- any material post-closing adjustments related to any past asset divestitures;

- material changes in retirement and benefit plan costs;

- the impact of incentive compensation plans accruals;

- the effect of accounting pronouncements issued periodically by standard-setting bodies;

- the ability to utilize tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;

- the ability to successfully complete tax audits and appeals with no material impact on earnings and cash flows;

- the direct or indirect effects resulting from terrorist incidents, including cyber terrorism, or responses to such incidents; and

- factors listed in the "2011 Earnings Guidance" and "2012 Earnings Guidance" sections of this press release.

Without limitation, the expectations with respect to 2011 Earnings Guidance, 2012 Earnings Guidance and Projected Capital Expenditures in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.

ALLIANT ENERGY CORPORATION
THIRD QUARTER EARNINGS SUMMARY

A summary of Alliant Energy's third quarter 2011 results compared to third quarter 2010 results is as follows:

EPS:	Q3 GAAP EPS		Non-GAAP Adjustments		Q3 Non-GAAP EPS	
	2011	2010	**2011**	2010	**2011**	2010
Interstate Power and Light Co. (IPL)	**$0.89**	$0.88	**$0.02**	($0.05)	**$0.91**	$0.83
Wisconsin Power and Light Co. (WPL)	**0.46**	0.44	**--**	--	**0.46**	0.44
Subtotal for Utilities	**1.35**	1.32	**0.02**	(0.05)	**1.37**	1.27
Non-regulated and Parent	**(0.25)**	0.05	**--**	(0.01)	**(0.25)**	0.04
EPS from continuing operations	**1.10**	1.37	**0.02**	(0.06)	**1.12**	1.31
Loss from discontinued operations	**--**	(0.02)	**--**	--	**--**	(0.02)
	$1.10	$1.35	**$0.02**	($0.06)	**$1.12**	$1.29

Income (Loss): (in millions)	Q3 GAAP Income (Loss)		Non-GAAP Adjustments		Q3 Non-GAAP Income (Loss)	
	2011	2010	**2011**	2010	**2011**	2010
IPL	**$98.3**	$96.8	**$2.1**	($5.1)	**$100.4**	$91.7
WPL	**50.6**	49.2	**--**	(0.2)	**50.6**	49.0
Subtotal for Utilities	**148.9**	146.0	**2.1**	(5.3)	**151.0**	140.7
Non-regulated and Parent	**(26.9)**	4.9	**--**	(1.2)	**(26.9)**	3.7
Earnings from continuing operations	**122.0**	150.9	**2.1**	(6.5)	**124.1**	144.4
Loss from discontinued operations	**--**	(1.8)	**--**	--	**--**	(1.8)
	$122.0	$149.1	**$2.1**	($6.5)	**$124.1**	$142.6

	Q3 non-GAAP Income (Loss) Adjustments (in millions)		Q3 non-GAAP EPS Adjustments	
	2011	**2010**	**2011**	**2010**
Utility Operations:				
Completion of Federal income tax audits	**$--**	$5.3	**$--**	$0.05
Charges for emission allowance contracts	**(2.1)**	--	**(0.02)**	--
Subtotal for Utility Operations	**(2.1)**	5.3	**(0.02)**	**0.05**
Non-regulated and Parent Operations:				
Completion of Federal income tax audits	**--**	1.2	**--**	0.01
Subtotal for Non-regulated and Parent Operations	**--**	1.2	**--**	0.01
	($2.1)	$6.5	**($0.02)**	$0.06

ALLIANT ENERGY CORPORATION
YEAR-TO-DATE EARNINGS SUMMARY

A summary of Alliant Energy's year-to-date 2011 results compared to year-to-date 2010 results is as follows:

EPS:

	YTD GAAP EPS		Non-GAAP Adjustments		YTD Non-GAAP EPS	
	2011	2010	**2011**	2010	**2011**	2010
IPL	**$1.07**	$1.09	**$0.12**	$0.02	**$1.19**	$1.11
WPL	**1.07**	1.03	**0.08**	--	**1.15**	1.03
Subtotal for Utilities	**2.14**	2.12	**0.20**	0.02	**2.34**	2.14
Non-regulated and Parent	**0.08**	0.07	**(0.17)**	(0.01)	**(0.09)**	0.06
EPS from continuing operations	**2.22**	2.19	**0.03**	0.01	**2.25**	2.20
Income (Loss) from discontinued operations	**0.01**	(0.02)	**--**	--	**0.01**	(0.02)
	$2.23	$2.17	**$0.03**	$0.01	**$2.26**	$2.18

Income (Loss): (in millions)

	YTD GAAP Income (Loss)		Non-GAAP Adjustments		YTD Non-GAAP Income (Loss)	
	2011	2010	**2011**	2010	**2011**	2010
IPL	**$117.7**	$120.0	**$12.7**	$3.7	**$130.4**	$123.7
WPL	**118.3**	114.7	**8.2**	(0.9)	**126.5**	113.8
Subtotal for Utilities	**236.0**	234.7	**20.9**	2.8	**256.9**	237.5
Non-regulated and Parent	**9.3**	7.6	**(18.7)**	(0.9)	**(9.4)**	6.7
Earnings from continuing operations	**245.3**	242.3	**2.2**	1.9	**247.5**	244.2
Income (Loss) from discontinued operations	**1.3**	(2.0)	**--**	--	**1.3**	(2.0)
	$246.6	$240.3	**$2.2**	$1.9	**$248.8**	$242.2

	YTD non-GAAP Income (Loss) Adjustments (in millions)		YTD non-GAAP EPS Adjustments	
	2011	2010	**2011**	2010
Utility Operations:				
Healthcare legislation impacts	**$--**	($6.8)	**$--**	($0.06)
Net regulatory-related charges and credits from IPL Minnesota electric rate case decision	**(6.6)**	--	**(0.06)**	--
Completion of Federal income tax audits	**--**	5.3	**--**	0.05
Cash balance pension plan charges	**(5.1)**	(1.7)	**(0.05)**	(0.02)
Depreciation adjustment at WPL	**--**	5.0	**--**	0.05
Restructuring and impairment charges	**--**	(4.6)		(0.04)
Regulatory asset impairments	**(4.0)**	--	**(0.04)**	--
Impairment of wind site in Wisconsin	**(3.1)**	--	**(0.03)**	--
Charges for emission allowance contracts	**(2.1)**	--	**(0.02)**	--
Subtotal for Utility Operations	**(20.9)**	(2.8)	**(0.20)**	(0.02)
Non-regulated and Parent Operations:				
Tax benefits from Wisconsin tax legislation	**18.9**	--	**0.17**	--
Completion of Federal income tax audits	**--**	1.2	**--**	0.01
Healthcare legislation impacts	**--**	(0.3)	**--**	--
Cash balance pension plan charges	**(0.2)**	--	**--**	--
Subtotal for Non-regulated and Parent Operations	**18.7**	0.9	**0.17**	0.01
	($2.2)	($1.9)	**($0.03)**	($0.01)

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,	
	2011	2010	**2011**	2010
	(dollars in millions)			
Operating revenues:				
Utility:				
Electric	**$796.9**	$842.0	**$2,037.7**	$2,074.2
Gas	**46.4**	46.5	**342.5**	330.9
Other	**15.8**	15.9	**45.8**	48.9
Non-regulated	**162.5**	47.3	**360.1**	129.5
	1,021.6	951.7	**2,786.1**	2,583.5
Operating expenses:				
Utility:				
Electric production fuel and energy purchases	**215.3**	238.8	**590.0**	642.4
Purchased electric capacity	**80.2**	86.0	**205.2**	221.8
Electric transmission service	**88.9**	77.1	**242.6**	210.5
Cost of gas sold	**19.8**	19.8	**211.0**	204.9
Other operation and maintenance	**147.1**	143.4	**476.6**	446.1
Non-regulated operation and maintenance	**178.5**	40.4	**356.4**	111.7
Depreciation and amortization	**81.3**	75.4	**242.3**	214.9
Taxes other than income taxes	**25.4**	24.2	**77.1**	74.9
	836.5	705.1	**2,401.2**	2,127.2
Operating income	**185.1**	246.6	**384.9**	456.3
Interest expense and other:				
Interest expense	**38.7**	41.9	**119.7**	122.2
Equity income from unconsolidated investments, net	**(10.1)**	(9.3)	**(29.6)**	(28.7)
Allowance for funds used during construction	**(2.8)**	(5.0)	**(8.6)**	(14.4)
Interest income and other	**(0.7)**	(0.6)	**(2.3)**	(0.9)
	25.1	27.0	**79.2**	78.2
Income from continuing operations before income taxes	**160.0**	219.6	**305.7**	378.1
Income taxes	**34.1**	64.1	**46.1**	121.8
Income from continuing operations, net of tax	**125.9**	155.5	**259.6**	256.3
Income (loss) from discontinued operations, net of tax	**--**	(1.8)	**1.3**	(2.0)
Net income	**125.9**	153.7	**260.9**	254.3
Preferred dividend requirements of subsidiaries	**3.9**	4.6	**14.3**	14.0
Net income attributable to Alliant Energy common shareowners	**$122.0**	$149.1	**$246.6**	$240.3

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	Sep. 30, 2011	Dec. 31, 2010
	(in millions)	
ASSETS:		
Property, plant and equipment:		
Utility plant in service, net of accumulated depreciation	**$6,278.8**	$6,023.9
Utility construction work in progress	**218.8**	310.0
Other property, plant and equipment, net of accumulated depreciation	**440.3**	396.7
Current assets:		
Cash and cash equivalents	**45.7**	159.3
Other current assets	**901.4**	933.4
Investments	**299.2**	289.2
Other assets	**1,297.1**	1,170.4
Total assets	**$9,481.3**	$9,282.9
CAPITALIZATION AND LIABILITIES:		
Capitalization:		
Alliant Energy Corporation common equity	**$3,001.6**	$2,893.6
Cumulative preferred stock of subsidiaries, net	**205.1**	243.8
Noncontrolling interest	**1.8**	2.0
Long-term debt, net (excluding current portion)	**2,703.6**	2,703.4
Total capitalization	**5,912.1**	5,842.8
Current liabilities:		
Current maturities of long-term debt	**1.4**	1.3
Commercial paper	**22.1**	47.4
Other current liabilities	**750.9**	818.0
Other long-term liabilities and deferred credits	**2,794.8**	2,573.4
Total capitalization and liabilities	**$9,481.3**	$9,282.9

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended Sep. 30,	
	2011	2010
	(in millions)	
Cash flows from operating activities	**$612.7**	$695.6
Cash flows used for investing activities:		
Construction and acquisition expenditures:		
Utility business	**(480.2)**	(587.6)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(46.1)**	(22.4)
Other	**19.9**	3.5
Net cash flows used for investing activities	**(506.4)**	(606.5)
Cash flows used for financing activities:		
Proceeds from the issuance of long-term debt	**0.4**	500.0
Payments to retire long-term debt	**(0.6)**	(307.1)
Common stock dividends	**(141.1)**	(130.9)
Payments to redeem preferred stock	**(40.0)**	-
Net change in short-term borrowings	**(25.3)**	(190.0)
Other	**(13.3)**	0.6
Net cash flows used for financing activities	**(219.9)**	(127.4)

Net decrease in cash and cash equivalents	**(113.6)**	(38.3)
Cash and cash equivalents at beginning of period	**159.3**	175.3
Cash and cash equivalents at end of period	**$45.7**	$137.0

KEY FINANCIAL STATISTICS

	Sep. 30, 2011	Sep. 30, 2010
Common shares outstanding (000s)	110,982	110,855
Book value per share	$27.05	$26.05
Quarterly common dividend rate per share	$0.425	$0.395

KEY OPERATING STATISTICS

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,	
	2011	2010	2011	2010
Utility electric sales (000s of MWh)				
Residential	2,243	2,248	5,948	5,986
Commercial	1,705	1,705	4,726	4,706
Industrial	3,021	2,992	8,628	8,445
Retail subtotal	6,969	6,945	19,302	19,137
Sales for resale:				
Wholesale	918	898	2,573	2,535
Bulk power and other	338	279	1,480	1,059
Other	37	35	112	112
Total	8,262	8,157	23,467	22,843
Utility retail electric customers (at Sep. 30)				
Residential	841,772	841,244		
Commercial	136,528	135,613		
Industrial	2,898	2,846		
Total	981,198	979,703		
Utility gas sold and transported (000s of Dth)				
Residential	1,541	1,339	19,234	18,089
Commercial	1,788	1,676	13,534	12,296
Industrial	735	1,095	2,866	2,960
Retail subtotal	4,064	4,110	35,634	33,345
Transportation / other	13,396	12,696	39,500	37,603
Total	17,460	16,806	75,134	70,948
Utility retail gas customers (at Sep. 30)				
Residential	364,984	363,861		
Commercial	45,197	45,059		
Industrial	544	552		
Total	410,725	409,472		

Estimated margin increases (decreases) from net impacts of weather (in millions) -

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,	
	2011	2010	2011	2010
Electric margins	$29	$22	$35	$26
Gas margins	1	--	5	(1)
Total weather impact on margins	$30	$22	$40	$25

	Three Months Ended Sep. 30,			Nine Months Ended Sep. 30,		
	2011	2010	Normal [a]	2011	2010	Normal [a]
Cooling degree days (CDDs) [a]						
Cedar Rapids, Iowa (IPL)	654	629	505	867	918	724
Madison, Wisconsin (WPL)	612	623	433	804	825	607
Heating degree days (HDDs) [a]						
Cedar Rapids, Iowa (IPL)	204	110	147	4,573	4,290	4,245
Madison, Wisconsin (WPL)	216	151	183	4,804	4,217	4,524

(a) CDDs and HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDDs and HDDs.